Exhibit

Exhibit Description

99.1	UMC Files 2008 Financial Statements Prepared in Accordance with ROC GAAP with the ROC Securities and Futures Bureau

Exhibit 99.1

UMC Files 2008 Financial Statements Prepared in Accordance with ROC GAAP with the ROC Securities and Futures Bureau

Taipei, R.O.C. — March 31, 2009 - United Microelectronics Corporation (NYSE: UMC; TAIEX: 2303), (UMC) today filed its fiscal year 2008 financial statements prepared in accordance with ROC GAAP with the ROC Securities and Futures Bureau. The financial statements are available at the Market Observation Post System of the Taiwan Stock Exchange at http://emops.twse.com.tw/emops_all.htm under the “electronic book” section. UMC will file its annual report on Form 20-F and full financial statements for fiscal year 2008 prepared in accordance with ROC GAAP (including the reconciliations to US GAAP) with the U.S. Securities and Exchange Commission on or before June 30, 2009. For any inquiries, please contact UMC-IR at ir@umc.com.

SAFE HARBOR: FORWARD-LOOKING STATEMENTS
This announcement includes statements that may constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. UMC may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about UMC’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in UMC’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, F-3, F-6 and 20-F, in each case as amended. UMC does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

This release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.